Exhibit 99.2

Summers value fund lp

299 Milwaukee street

Suite 326

Denver, co 80206
(404) 419-2670

January 28, 2019

Re: Scott’s Liquid Gold–Inc.

Dear Mr. Summers:

Thank you for agreeing to serve as a nominee for election to the Board of Directors of Scott’s Liquid Gold–Inc. (the “Corporation”) in connection with the proxy solicitation that Summers Value Fund LP and its affiliates (collectively, “Summers Value Fund”) are considering undertaking to nominate and elect a director at the Corporation’s 2019 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements or continuations thereof (the “Summers Value Fund Solicitation”).

Summers Value Fund agrees to indemnify and hold you harmless from and against any and all claims of any nature, whenever brought, arising from the Summers Value Fund Solicitation and any related transactions, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional violations of law, criminal actions or material breach of the terms of this agreement; provided, further, that upon your becoming a director of the Corporation, this indemnification shall not apply to any claims made against you in your capacity as a director of the Corporation. This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, causes of action, as well as all costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitral action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Summers Value Fund Solicitation and any related transactions (each, a “Loss”). Summers Value Fund will not enter into any settlement of Loss without your consent unless such settlement includes a release of you from any and all liability in respect of such Loss.

This agreement shall be governed by the laws of the State of Colorado, without regard to the principles of the conflicts of law thereof.

If you agree to the foregoing terms, please sign below to indicate your acceptance.

[Signatures on following page]

Very truly yours,

SUMMERS VALUE FUND LP

By: Summers Value Partners GP LLC,
Its General Partner

By:	/s/ Andrew Summers
Name: Andrew Summers
Its: Managing Member

ACCEPTED AND AGREED:

/s/ Andrew Summers